Supplement No. 8 to Prospectus dated July 10, 2000,
                          as amended November 20, 2000



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This cumulative supplement contains information that supplements and updates our prospectus dated July 10, 2000, as amended by the cumulative amendment dated November 20, 2000. Since it contains only the most recent developments, this cumulative supplement should be read in conjunction with such amended prospectus.
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         We are providing the following  operational  update on our  exploration and development activities in Poland.

Gas Supply Agreement with Rolls-Royce Power Ventures

         We have signed an agreement with Rolls-Royce Power Ventures Limited ("RRPV") of London, England, that provides RRPV with an option on gas supplies from our wells in Poland. The gas will be used to support development of RRPV's planned power projects. Under the agreement, RRPV is providing $5 million to us for the purpose of developing additional gas reserves in Poland.

         RRPV is the independent power development subsidiary of Rolls-Royce plc. RRPV develops, owns and operates privately owned power facilities worldwide and currently has 17 power and cogeneration facilities in operation in Europe, Asia, Africa and the Americas, with over 2000 megawatts of projects in its development portfolio.

Fences Project Area

         Kleka 11 Well and Pipeline

         The Kleka 11 well started producing gas in late February. Production began at an initial rate of 2 million cubic feet per day and we plan to gradually increase the production rate to 4 million cubic feet per day by mid-March. We are now the first western company to produce and sell gas from a discovery in Poland. The well will be produced at the 4 million cubic feet per


      The date of this cumulative prospectus supplement is March 14, 2001.

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day rate for two  years,  at which time  pressure  and  production  data will be evaluated and the production rate will be adjusted accordingly. We own a 49% interest in the well and POGC owns the remaining 51%.

         Mieszkow 1 Well

         The Mieszkow 1 well reached planned total depth structurally low to prognosis. Geophysical velocity data from the well bore was integrated with existing 3-D seismic data indicating that the projected structural apex is approximately 400 meters to the northeast. The well is now being sidetracked and directionally drilled to the new bottom hole location. The directional drilling started from a vertical depth of 2,520 meters, approximately 500 meters above the projected top of the structure.

         3-D Seismic Program

         Processing of the two 3-D seismic surveys over the Zaniemysl and Donatowo prospect areas is continuing. The new 3-D seismic in the Zaniemysl area located in the Rotliegendes trend is expected to better define drilling targets identified by 2-D seismic on trend with POGC's Kaleje field. Donatowo 3-D seismic is expected to provide potential drillsite locations on reef build-ups on trend with fields discovered by POGC containing approximately 800 Bcf of reserves. Drillsite selections will be made as soon as processing of the 3-D seismic is completed late in the second quarter.

Pomeranian Project Area

         Tuchola 108-2 Well

         Operations are currently underway to permanently complete for production the Tuchola 108-2 well. As part of the completion operation, the well will undergo an extended flow test to better understand the reservoir capability and to help in establishing the projected deliverability rate. The Tuchola 108-2 flowed gas on a preliminary test from an approximately 200 foot thick section in the Main Dolomite and is operated by Apache Corporation.

         Chojnice 108-6 Well

         Construction of the location for the Chojnice 108-6 well is underway and as soon as the flow test of the Tuchola 108-2 has been completed, the rig will be moved on and drilling operations commenced. The Chojnice location is approximately 3 kilometers from the Tuchola well and will test the same Main Dolomite formation that is productive at Tuchola.

         Main Dolomite Reef Trend Seismic Acquisition Program

         As part of the ongoing exploration effort in the Pomeranian project area, a 280 kilometer 2-D seismic program has begun. This program is designed to help establish the size of the Tuchola structure as well as to mature nearby leads into drillable prospects.

Warsaw West Project Area

         Annopol 254-1

         The Annopol 254-1 was drilled to a depth of 3,671 meters and will be plugged and abandoned as a dry hole. Our cost of the well was carried by Apache Corporation.

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Lublin Project Area

         Wilga 255-2

         An extended flow test is planned for the first half of this year on the Wilga 255-2 to assess the potential for commercial production in light of pipeline and facility expenditures that would be required. Apache will pay our costs to test and complete the Wilga 255-2.